UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

BurgerFi International, Inc.
(Name of Issuer)

Class A Common Stock, $.0001 par value
(Title of Class of Securities)

12122L01
(CUSIP Number)

The John Rosatti Family Trust dated August 27, 2001, as amended 101 US Highway 1 North Palm Beach, Florida 33408 (561) 650-7940
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

With a copy to:

Laura Anthony, Esq.

Anthony L.G., PLLC

625 N. Flagler Drive, Suite 600

West Palm Beach, FL 33401

(561) 514-0936

April 14, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12122L101

1	NAMES OF REPORTING PERSONS The John Rosatti Family Trust dated August 27, 2001, as amended
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,883,396
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,883,396
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,883,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1 The percentage is based on 23,823,105 shares of common stock outstanding as of March 27, 2023 (according to the cover of the issuer’s Annual Report on Form 10-K for the year ended January 2, 2023, filed with the Securities and Exchange Commission on April 3, 2023).

CUSIP No. 12122L101

1	NAMES OF REPORTING PERSONS John Rosatti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,883,396
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,883,396
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,883,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

2 The percentage is based on 23,823,105 shares of common stock outstanding as of March 27, 2023 (according to the cover of the issuer’s Annual Report on Form 10-K for the year ended January 2, 2023, filed with the Securities and Exchange Commission on April 3, 2023).

CUSIP No. 12122L101

AMENDMENT NO. 11 TO SCHEDULE 13D

This Amendment No. 11 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D previously filed by The John Rosatti Family Trust dated August 27, 2001, as amended, (“The John Rosatti Family Trust”) and its sole trustee, John Rosatti (“Mr. Rosatti”) (collectively, the “Reporting Persons”) filed on April 29, 2021 (the “Original Statement”), as amended by Amendment No. 1 to Schedule 13D, filed on May 28, 2021, Amendment No. 2 filed on June 7, 2021, Amendment No. 3 filed on June 11, 2021, Amendment No. 4 filed on June 17, 2021, Amendment No. 5 filed on August 10, 2021, Amendment No. 6 filed on March 11, 2022, Amendment No. 7 filed on August 17, 2022, Amendment No. 8 filed on October 11, 2022, Amendment No. 9 filed on January 9, 2023 and Amendment No. 10 filed on March 21, 2023 (with the Original Statement, the “Statement”) as relating to the common stock, par value $0.0001 per share (“Common Stock”), of BurgerFi International, Inc. (the “Company” or “Issuer”). The principal executive offices of the Issuer are located at 200 West Cypress Creek Rd., Suite 220, Fort Lauderdale, Florida 33309.

Except as specifically amended by this Amendment, items in the Statement are unchanged. Capitalized terms used herein that are not defined have the meaning ascribed to them in the Original Statement.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Statement are hereby amended and restated as follows:

(a) The John Rosatti Family Trust dated August 27, 2001, as amended, beneficially owns 3,883,396 shares of the Issuer’s Common Stock, which represent approximately 16.3% of the outstanding shares of Common Stock. By reason of being the trustee of The John Rosatti Family Trust dated August 27, 2001, as amended, Mr. Rosatti may be deemed to beneficially own 3,883,396 shares of Common Stock, which represent approximately 16.3% of the outstanding shares of Common Stock.

(b) The John Rosatti Family Trust dated August 27, 2001, as amended, has the sole power to vote and sole power to dispose of 3,883,396 shares of the Issuer’s Common Stock, which represents approximately 16.3% of the outstanding shares of Common Stock. By reason of being the trustee of The John Rosatti Family Trust dated August 27, 2001, as amended, Mr. Rosatti may be deemed to have shared power to vote and dispose of 3,883,396 shares of Common Stock, which represents approximately 16.3% of the outstanding shares of Common Stock.

(c) On dates specified below, The John Rosatti Family Trust sold Issuer’s Common Shares on the open market at the prices specified:

Date	Shares Sold	Price
03/21/2023	5,000	$1.22
03/22/2023	5,000	$1.19
03/23/2023	5,000	$1.22
03/24/2023	5,000	$1.13
03/27/2023	5,000	$1.09
03/28/2023	5,000	$1.11
03/29/2023	5,000	$1.18
03/30/2023	5,000	$1.17
03/31/2023	5,000	$1.15
04/3/2023	5,000	$1.19
04/4/2023	5,000	$1.22
04/5/2023	5,000	$1.19
04/6/2023	5,000	$1.18
04/10/2023	5,000	$1.16
04/11/2023	5,000	$1.25
04/12/2023	5,000	$1.20
04/13/2023	5,000	$1.22
04/14/2023	10,000	$1.20
04/17/2023	10,000	$1.15
04/18/2023	10,000	$1.17
04/19/2023	10,000	$1.15
04/20/2023	10,000	$1.11
	Total Shares Sold for the period March 21, 2023 through April 20, 2023:
	135,000.

CUSIP No. 12122L101

Signature

After reasonable inquiry and to the best of my knowledge and belief, the Reporting Persons hereby certifies that the information set forth in this Amendment No. 11 to Schedule 13D is true, complete, and correct.

Dated: April 21, 2023

The John Rosatti Family Trust dated August 27, 2001, as amended

By:	/s/ John Rosatti
Name:	John Rosatti
Title:	Trustee

/s/ John Rosatti
John Rosatti